CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Performance Leveraged Upside Securities due 2011	$4,635,000	$182.16

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 725 to
Amendment No. 1 to PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated July 24, 2008
Rule 424(b)(2)

$4,635,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

PLUS due January 5, 2011
Based on the Performance of
the Radar Logic Residential Property IndexSM (Composite 25)
Performance Leveraged Upside SecuritiesSM
(“PLUSSM”)

Unlike ordinary debt securities, the PLUS do not pay interest and provide a minimum payment at maturity of only $225 per PLUS.  Instead, the payment that you will receive at maturity will be the cash redemption amount described below based on the performance of the Radar Logic Residential Property IndexSM (Composite 25), which we refer to as the index.  The index methodology is designed to track the median price per-square-foot of residential properties in twenty-five metropolitan statistical areas in the United States, as averaged over rolling 28-day periods.
•	The stated principal amount and issue price of each PLUS is $1,000.
•	We will not pay interest on the PLUS.
•
At maturity, you will receive for each $1,000 PLUS, an amount of cash, which we refer to as the redemption amount, based upon the base redemption amount (as described below) and the percentage change, whether positive or negative, in the level of the index over the term of the PLUS, as determined on December 31, 2010 (the “final valuation date”).

•	The redemption amount will equal the base redemption amount plus ($1,000 x index performance).
º	The index performance is equal to:
➢	If the final average index value is greater than the initial index value:

200%	x	final average index value – initial index value
initial index value

➢	If the final average index value is less than or equal to the initial index value:

final average index value – initial index value
initial index value

The index performance will be positive if the value of the index has increased over the term of the PLUS and negative if the value of the index has decreased.  The PLUS will provide 2x leverage on the positive performance of the index.
º
The base redemption amount is $1,225, which is $225 higher than the issue price.  Consequently, the payment at maturity per PLUS will be less than the $1,000 issue price if the index declines by more than 22.5% over the term of the PLUS.

º	The initial index value is 234.16, which is the value of the index on the day we priced the PLUS for initial sale to the public, which we refer to as the pricing date.
º
The final average index value will equal the average of the index values on December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010, as determined on the final valuation date.

º	Due to the base redemption amount of $1,225, the minimum payment at maturity per PLUS will be $225 per PLUS.
•
If the final average index value declines more than 22.5% from the initial index value due to declines in the U.S. residential real estate market, you will receive a payment at maturity that is less, and possibly significantly less, than the $1,000 stated principal amount per PLUS.

•	Investing in the PLUS is not equivalent to investing in the index or in the U.S. metropolitan residential real estate market.
•	The PLUS will not be listed on any securities exchange.
•	The CUSIP number for the PLUS is 617482AS3.
You should read the more detailed description of the PLUS in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of PLUS.”
The PLUS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-9.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER PLUS

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$1,000	$25	$975
Total	$4,635,000	$115,875	$4,519,125
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the PLUS, see the section of this pricing supplement called “Description of PLUS–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The PLUS may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

(a)       an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)       an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)       a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)       otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the PLUS we are offering to you in general terms only.  You should read the summary together with the more detailed information contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The PLUS offered are medium-term debt securities of Morgan Stanley.  The return on the PLUS is linked to the performance of the Radar Logic Residential Property IndexSM (Composite 25), as averaged over rolling 28-day periods, which we refer to as the index.  Unlike ordinary debt securities, the PLUS do not pay interest and provide a minimum payment at maturity of only $225 per PLUS.

“Residential Property IndexSM” is a registered service mark of Radar Logic Incorporated, which we refer to as Radar Logic, and has been licensed for use for certain purposes by Morgan Stanley.  The Radar Logic Residential Property IndexSM is a proprietary index and the exclusive property of Radar Logic and is calculated and published by Radar Logic.

Each PLUS costs $1,000
We, Morgan Stanley, are offering our Performance Leveraged Upside SecuritiesSM due January 5, 2011, Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25), which we refer to as the PLUS.  The stated principal amount and issue price of each PLUS is $1,000.

The issue price of the PLUS includes the agent’s commissions paid with respect to the PLUS and the cost of hedging our obligations under the PLUS.  The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the issue price of the PLUS reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the PLUS.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices” and “Description of PLUS—Use of Proceeds and Hedging.”

No guaranteed return of 100% of principal; no interest
Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee the return of 100% of the principal at maturity.  Instead, at maturity, we will pay to you an amount of cash based on the base redemption amount, which is $1,225 per PLUS, and the performance of the index, whether positive or negative, as described in this pricing supplement under “Description of PLUS—Redemption Amount.”  If the index declines by more than 22.5% over the term of the PLUS due to declines in the residential real estate markets tracked by the index, investors will lose money on their investment in the PLUS.  See “Risk Factors–– The risks that affect the residential real estate market will affect the market value of, and payment at maturity on, the PLUS” and “––Market observers expect that the residential real estate market in the United States will continue to decline.”

Payout on the PLUS at maturity
The Redemption Amount is Linked to the Index

At maturity, we will pay you the redemption amount for each PLUS you hold.  The redemption amount will be determined on December 31, 2010, which we refer to as the final valuation date, in accordance with the following formula:

the base redemption amount of $1,225 plus ($1,000 x index performance)

where,

index performance =
• if the final average index value is greater than the initial index value:

200%	x	final average index value – initial index value
initial index value

• if the final average index value is less than or equal to the initial index value:

final average index value – initial index value initial index value

initial index value	=	234.16, the value of the index on July 24, 2008, which we refer to as the pricing date; and

final average index value	=
the arithmetic average of the value of the index on each valuation date, as determined on the final valuation date.  The valuation dates are December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010.

If the value of the index decreases over the term of the PLUS, the index performance will be negative and the product of $1,000 times the downside performance of the index will be subtracted from the base redemption amount to determine your payment at maturity.

Because the base redemption amount is $1,225, which is $225 higher than the issue price, the payment at maturity per PLUS will be less than the $1,000 issue price if the final average index value is more than 22.5% below the initial index value.

Starting on PS-6, we have provided examples of hypothetical payouts on the PLUS.

You can review the historical values of the index in the section of this pricing supplement called “Description of PLUS—Historical Information.”  Past performance of the index should not be taken as an indication of future performance.

The Radar Logic Residential Property IndexSM (Composite 25)
The Radar Logic Residential Property IndexSM (Composite 25) is a proprietary index and the exclusive property of Radar Logic and is calculated and published daily by Radar Logic.  The index is designed to reflect the median price per-square-foot of residential property in twenty-five metropolitan statistical areas in the United States, as averaged over rolling 28-day periods.  For a description of the index, see “Description of PLUS—The Radar Logic Residential Property IndexSM (Composite 25).”

Morgan Stanley Capital Services Inc. will be the calculation agent for the PLUS
We have appointed our affiliate, Morgan Stanley Capital Services Inc., which we refer to as MSCS, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCS has determined the initial index value and will determine, among other things, the final average index value, and will calculate the redemption amount that you will receive for each PLUS you hold at maturity.  In addition, MSCS will determine, in certain circumstances, the final average value of the index upon the occurrence of an index disruption event or if the index is discontinued without a successor.  See “Risk Factors—The calculation agent will have authority to determine the level of the index if the index is discontinued or materially altered during the term of the PLUS and no successor index is available, which could affect the market value of the PLUS and the amount you receive at maturity or upon earlier acceleration.”  The economic interests of the calculation agent are potentially adverse to your interests.

Where you can find more information on the PLUS
The PLUS are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of security in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the PLUS, you should read the “Description of PLUS” section in this pricing supplement.  You should also read about some of the risks involved in investing in the PLUS in the section called “Risk Factors.”  The tax and accounting treatment of investments in real estate index-linked securities such as these differs from that of investments in ordinary debt securities or common stock.  See the section of this pricing supplement called “Description of PLUS—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE PLUS AT MATURITY

The following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index and illustrates the effect of the base redemption amount of $1,225 per PLUS. If the index declines by more than 22.5% over the term of the PLUS due to declines in the residential real estate markets tracked by the index, investors will lose money on their investment in the PLUS.  See “Risk Factors–– The risks that affect the residential real estate market will affect the market value of, and payment at maturity on, the PLUS” and “––Market observers expect that the residential real estate market in the United States will continue to decline.”  The graph does not show every situation that may occur.

Calculation of Payment at Maturity

At maturity, for each $1,000 stated principal amount of PLUS that you hold, you will receive the redemption amount calculated as follows:

redemption amount = base redemption amount + ($1,000 x index performance); where base redemption amount = $1,225; and where

index performance =

•	if the final average index value is greater than the initial index value:

200%	x	final average index value – initial index value
initial index value

•	if the final average index value is less than or equal to the initial index value:

final average index value – initial index
initial index value

final average index value   =   arithmetic average of the index values on the valuation dates.

You will receive an enhanced return on the upside performance of the index (2x leverage) and will participate fully in the downside performance of the index (on a 1:1 basis), as added to, or subtracted from, the base redemption amount.

Presented below are hypothetical examples showing how the payout on the PLUS at maturity is calculated.  The hypothetical initial index values, final average index values, index performances and redemption amounts set forth below are for illustrative purposes only.

Example 1:  The level of the index increases from the initial index value.  Investors receive more than the $1,000 per PLUS invested.
Hypothetical initial index value:  250
Hypothetical final average index value:  275
Hypothetical index performance:  200% x [(275 – 250) / 250] = 20%
Hypothetical payment at maturity (per PLUS)  = $1,225 + ($1,000 x index performance)
 = $1,225 + ($1,000 x 20%)
 = $1,425

In the above example, the final average index value is 10% above the initial index value.  Because the 2x leveraged upside performance is added to the base redemption amount of $1,225 rather than the stated principal amount of $1,000 in calculating the payment at maturity, investors receive a 42.5% return, which is more than the simple return on the index.

Example 2:  The level of the index decreases significantly from the initial index value.  Investors receive less than the $1,000 per PLUS invested even after giving effect to the base redemption amount of $1,225 per PLUS.
Hypothetical initial index value:  250
Hypothetical final average index value:  150
Hypothetical index performance:  (150 – 250) / 250 = – 40%
Hypothetical payment at maturity (per PLUS)  = $1,225 + ($1,000 x index performance)
 = $1,225 + ($1,000 x (– 40%))
 = $825

In the above example, the final average index value is 40% below the initial index value.  Because the index depreciates by more than 22.5%, even though the downside performance of the index is subtracted from the base redemption amount of $1,225 rather than the stated principal amount of $1,000 in calculating the payment at maturity, investors receive less than the $1,000 stated principal amount per PLUS.

Example 3:  The level of the index decreases moderately from the initial index value.  Even though the index decreases, investors receive between $1,000 and $1,225 per PLUS because the downside performance of the index is subtracted from the base redemption amount of $1,225 per PLUS.
Hypothetical initial index value:  250
Hypothetical final average index value:  225
Hypothetical index performance:  (225 – 250) / 250 = – 10%
Hypothetical payment at maturity (per PLUS)  = $1,225 + ($1,000 x index performance)
 = $1,225 + ($1,000 x (– 10%))
 = $1,125

In the above example, the final average index value is 10% below the initial index value.  Because the index depreciates by less than 22.5% and the downside performance of the index is subtracted from the base redemption amount of $1,225 rather than the stated principal amount of $1,000 in calculating the payment at maturity, investors receive more than the $1,000 stated principal amount per PLUS.

RISK FACTORS

The PLUS are not secured debt, are riskier than ordinary debt securities that repay a fixed principal amount at maturity, and do not pay interest.  Because the PLUS will be repaid by payment of an amount of cash based on the base redemption amount and the performance of the index, the PLUS provide a minimum payment at maturity of only $225 per PLUS.  This section describes the most significant risks relating to the PLUS.  You should carefully consider whether the PLUS are suited to your particular circumstances before you decide to purchase them.

The PLUS do not pay interest and do not guarantee return of 100% of your principal
The terms of the PLUS differ from ordinary debt securities in that we will not pay you interest on the PLUS and the PLUS provide a minimum payment at maturity of only $225 per PLUS.  The payout to you at maturity of the PLUS will be a cash amount that may be less, and potentially significantly less, than the $1,000 stated principal amount of each PLUS.

The risks that affect the residential real estate market will affect the market value of, and payment at maturity on, the PLUS
The PLUS are subject to the general risks of the real estate market, including: the supply of, and demand for, residential real estate; changes in market rental rates; the availability of mortgage financing, which is in turn affected by interest rate changes, laws or regulations that may restrict the eligibility of borrowers or prohibit certain types of mortgages, and the ability and willingness of lenders to accept the risk of default; increases in property or operating taxes; increases in vacancies or declining rents due to economic, legal, cultural or technological developments; changes in zoning laws; the impact of environmental laws; uninsured damage from floods, earthquakes, hurricanes and other natural disasters; and increases in mortgage default rates and foreclosure sales.  Investors who already have exposure to the real estate market through home ownership should consider whether investing in securities that provide additional exposure to the real estate market is appropriate for them before investing.

Because the index reflects the real estate markets in only twenty-five metropolitan statistical areas, the index will not benefit from any property appreciation in rural areas or excluded metropolitan areas.  Approximately 40% of the index is weighted to the New York and Los Angeles markets.  Decreases in these two markets will have a significant impact on the index.

Market observers expect that the residential real estate market in the United States will continue to decline
A wide variety of market observers, including real estate professionals, academics and financial analysts, currently expect that the U.S. residential real estate market will continue to decline, potentially significantly, over the next several years.  The state of the U.S. economy, the tightening of available credit to finance home purchases due to more stringent mortgage lending requirements, the deterioration in the market for mortgage-backed securities, including record asset write-downs in the value of such securities by the financial institutions holding them, and large numbers of delinquencies in mortgage payments and resulting home foreclosures have contributed and are expected to continue to contribute to significant decreases in home prices in most, if not all, of the U.S. residential home markets tracked by the index.  If these predictions prove to be correct, the value of the index would continue to decline significantly, including up to the final valuation date of the PLUS, and, accordingly, the payment at maturity on the PLUS could be well below the issue price, even after giving effect to the $225 per PLUS benefit of the $1,225 base redemption amount on the calculation of the payment at maturity.

The index reflects transactions that occurred more than two months prior to the date of publication
The current index value does not reflect the current state of the residential real estate market, because the index methodology uses transactions that occurred at least two months prior to the determination of any day’s index value, and this lag could have affected the index value on the pricing date and will affect the index values on the valuation dates in ways that could be adverse to you.  The published index value for any day reflects the transactions that closed or were recorded during the 28-day period ending 63 days prior to such publication day. For certain metropolitan statistical areas, the index uses the recording date, which is often significantly later than the date on which the transaction closed. Therefore, any decline in housing prices that occurred in the months leading up to the pricing date will not be reflected in the index value until after the pricing date. Consequently, any decline in the real estate market that occurred in the months immediately preceding the pricing date will not be reflected in the initial index value, but would be expected to cause the index value to decline below the initial index value in the months immediately following the pricing date. Likewise, any increase in housing prices in the months immediately preceding the first valuation date would not be reflected in the final average index value on which the return on your PLUS will be based. As a result of the lag inherent in the methodology of the index, the index return may be less than if the published index value reflected current sales.

The PLUS will not be listed and secondary trading may be limited
The PLUS will not be listed on any securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the PLUS, but it is not required to do so.  Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as market maker, it is likely that there would be little or no secondary market for the PLUS. If a secondary market does not develop, you may be unable to resell the PLUS for an extended period of time, if at all.  As a result, you must be prepared to bear the risk of holding the PLUS to maturity.

Seasonal cycles have customarily affected the residential real estate market with the volume of residential property transactions and sale prices tending to be lower in winter than in other seasons, which may adversely affect the payment at maturity on the PLUS.

Generally, fewer residential real estate transactions occur in the winter than in other seasons, which tends to increase the volatility of the Index over the winter months.  In addition, in many of the metropolitan statistical areas reflected in the Index, the median price per-square foot at which residential properties are sold tends to decrease in winter, and the highest prices per-square-foot in a year are often obtained in the summer.  Because the PLUS priced in the summer and the valuation dates for the PLUS are in the winter, the seasonal cycles of residential real estate prices may adversely affect the payment at maturity on the PLUS.  See “Description of PLUS —Historical Information” below.

The market price of the PLUS will be influenced by many unpredictable factors
A number of factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market.  We expect that generally the value of the index on any day, including factors affecting the underlying residential real estate markets, will affect the value of the PLUS more than any other single factor.  Other factors that may influence the value of the PLUS include:

• the market’s forecasts for the real estate market over the term of the PLUS;

• the interest and yield rates in the market;

• the continuing availability and reliability of the data that the index publisher uses to calculate the index;

• the volatility (frequency and magnitude of changes in value) of the index;

• geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the residential real estate market and that may affect the final average index value;

• the time remaining to the maturity of the PLUS; and

• our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your PLUS prior to maturity.  For example, you may have to sell your PLUS at a substantial discount from the issue price if the level of the index declines.  This could happen, for example, if the value of the index declines or due to a discount reflected in the trading prices of the PLUS. See “—The PLUS may not exactly track the value of the index,” “—The PLUS will not be listed” and “—The economic interests of the calculation agent are potentially adverse to your interests.”

You cannot predict the future performance of the index based on its historical performance.  In addition, there can be no assurance that the index will not decrease by more than 22.5% from the initial index value, which would mean that you would receive less, possibly significantly less, than the $1,000 issue price of the PLUS at maturity.

The inclusion of commissions and projected profit from hedging in the issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the PLUS in secondary market transactions at any time will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The index methodology adjusts the actual sales data to account for disparities in price patterns, which could have an adverse effect on the index value
Due to the many differences between houses, such as construction quality, location and amenities, houses in the same area are sold at a wide variety of prices per-square-foot.  When there is an abnormal number of sales at high or low prices per-square-foot in the relevant period, the index publisher adjusts the price data to project what the prices would have been if the sales had been more broadly representative of the relevant metropolitan statistical area.  For periods in which relatively few sales occur, such variations are more common, which often causes or contributes to movements in the index value even though such variations due to low transaction volume are less likely to reflect an actual upturn or downswing in the housing market.  The index methodology generally does not exclude prices that are abnormally far from the median price per-square-foot, which are more common in the presence of low transaction volume or recording errors.  The inclusion of such prices could have an adverse effect on the index value.

The PLUS are subject to acceleration prior to maturity
If Radar Logic discontinues or suspends calculation or publication of the index at any time, or if MSCS, as the calculation agent, determines that the index is materially altered, and, in each case no successor index is available, the maturity of the PLUS will be deemed accelerated as set forth under “Description of PLUS—Acceleration of the PLUS upon Discontinuance with No Successor Index or upon Material Change in Formula or Material Change in Content.”  The amount payable to you upon such acceleration may be substantially less than the principal amount of your PLUS.

Changes that affect the index will affect the market value of the PLUS and the amount you will receive at maturity
The policies of Radar Logic concerning the calculation of the index will affect the amount payable at maturity and the market value of the PLUS prior to maturity.  Radar Logic is solely responsible for calculating and maintaining the index.  Radar Logic can, in its sole discretion, change the data sources or computation methodology for the index or make other methodological changes that could directly or indirectly affect the value of the index.  Any of these actions could adversely affect the value of the PLUS.

Radar Logic, or any successor publisher of the index, may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MSCS, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

The calculation agent will have authority to determine the level of the index if the index is discontinued or materially altered during the term of the PLUS and no successor index is available, which could affect the market value of the PLUS and the amount you receive at maturity or upon earlier acceleration.

If the index is discontinued, materially altered, or suspended during the term of the PLUS, including on any of the valuation dates, and no successor index is available, then the level of the index and, consequently, the payment on the PLUS at maturity or upon earlier acceleration will be determined using the good faith quotations of the index level obtained by MSCS, as the calculation agent, from other dealers.  If such quotations are not available, the necessary index values will be determined by MSCS, as the calculation agent, in its sole discretion, acting in good faith.  As the index is designed to track the metropolitan residential real estate market in the United States, the determination of index values in the absence of published values from the index publisher may require significant discretion and the exercise of this discretion may present MSCS with a conflict of interest of the kind described under “—The economic interests of the calculation agent are potentially adverse to your interests.”  The discretion afforded to MSCS, as the calculation agent, in determining the index values in these circumstances is more fully described under “Description of PLUS—Valuation Dates” below.

The economic interests of the calculation agent are potentially adverse to your interests
The economic interests of the calculation agent are potentially adverse to your interests as an investor in the PLUS.  As calculation agent, MSCS has determined the initial index value and will determine the final average index value, and calculate the redemption amount you will receive at maturity.  Determinations made by MSCS, in its capacity as calculation agent, including with respect to whether an index disruption event has occurred and the selection of a successor index, may affect the payout to you at maturity or upon earlier acceleration.  If an index disruption event occurs, the calculation agent will have a substantial degree of discretion in selecting dealers from whom to solicit quotations in order to calculate the payment at maturity and, if such quotations are not available, the calculation agent will have significant authority to determine the index value and, therefore, the payment at maturity on the PLUS.  See the sections of this pricing supplement called “Description of PLUS—Valuation Dates,” “—Discontinuance of the Index with Successor Index; Minor Alteration of Method of Calculation,” and “––Acceleration of the PLUS upon Discontinuance with No Successor Index or upon Material Change in Formula or Material Change in Content.”

The issue price of the PLUS includes the agent’s commissions and certain costs of hedging our obligations under the PLUS.  The affiliates through which we hedge our obligations under the PLUS expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected.

Because the characterization and treatment of the PLUS for U.S. federal income tax purposes are uncertain, the material U.S. federal income tax consequences of an investment in the PLUS are unclear
Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the PLUS supersede the discussions contained in the accompanying prospectus supplement.  There is no direct legal authority as to the proper tax characterization or treatment of the PLUS, and consequently significant aspects of the tax treatment of the PLUS are uncertain.  Our counsel has not rendered an opinion as to the proper characterization or treatment of the PLUS for U.S. federal income tax purposes.  Pursuant to the terms of each PLUS, you have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to treat each PLUS as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Due to the absence of such authority, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the characterization and treatment described in the section of this pricing supplement called “United States Federal Taxation.”  If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly.  For instance, it is possible that the IRS could treat the base redemption amount received at maturity as an item of ordinary income separate from the amount of any gain or loss recognized upon settlement of the PLUS.  Under an alternative characterization, U.S. investors could be required the accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the PLUS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the possible application of Section 897 of the Code and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF PLUS

Terms not defined in this pricing supplement have the meanings given to them in the accompanying prospectus supplement.  The term “PLUS” refers to each $1,000 stated principal amount of any of our Performance Leveraged Upside SecuritiesSM due January 5, 2011, Based on the Performance of the Radar Logic Residential Property IndexSM (Composite 25) (the “Index”).  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$4,635,000

Maturity Date
January 5, 2011; provided that if there is an Index Disruption Event on any Valuation Date or the Index Publisher has not published values of the Index for all five Valuation Dates on or prior to the final scheduled Valuation Date of December 31, 2010, the Maturity Date will be postponed to the fifth Business Day following the earlier of the day on which Index Values for all five Valuation Dates have been determined and the end of the Cure Period, as described under “—Valuation Dates” below.

Issue Price	$1,000 per PLUS

Stated Principal Amount	$1,000 per PLUS

Denominations	$1,000 and multiples thereof

Original Issue Date (Settlement Date)	July 31, 2008

Pricing Date	July 24, 2008

CUSIP Number	617482AS3

Interest Rate	None

Payment at Maturity	At maturity, upon delivery of the PLUS to the Trustee, we will pay with respect to each $1,000 PLUS, an amount in cash equal to Redemption Amount, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to each PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the PLUS to the Trustee for delivery to DTC, as holder of the PLUS, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary,” in the accompanying prospectus.

Redemption Amount
The Redemption Amount will be equal to the sum of (i) the Base Redemption Amount plus (ii) the product of (a) $1,000 times (b) the Index Performance, which product will be positive if the value of the Index has increased over the term of the PLUS and negative if the value of the Index has decreased over the term of the PLUS.

The Calculation Agent will calculate the Redemption Amount on the Final Valuation Date.

Base Redemption Amount	$1,225

Index Performance
(a) If the Final Average Index Value is greater than the Initial Index Value, the Index Performance is the product of (x) 200% times (y) a fraction, the numerator of which will be the Final Average Index Value minus the Initial Index Value and the denominator of which will be the Initial Index Value, which is described by the following formula:

200%	x	Final Average Index Value – Initial Index Value
Initial Index Value

(b) If the Final Average Index Value is less than or equal to the Initial Index Value, the Index Performance is a fraction, the numerator of which will be the Final Average Index Value minus the Initial Index Value and the denominator of which will be the Initial Index Value, which is described by the following formula:

Final Average Index Value – Initial Index Value
Initial Index Value

Index Value
The Index Value on any Index Business Day will equal the value of the Index or any Successor Index (as defined under “—Discontinuance of the Index with Successor Index; Minor Alteration of Method of Calculation” below), as published by the Index Publisher. Under certain circumstances, the Index Value will be based on an alternate calculation of the Index or the value of a Successor Index, as described under “—Discontinuance of the Index with Successor Index; Minor Alteration of Method of Calculation.” If no Successor Index or alternate calculation is available, the Index Value will be based on the good faith estimates of other dealers selected by the Calculation Agent of the value of the Index that would have prevailed but for such circumstances or, if such estimates are not available, the Calculation Agent’s good faith determination of such Index Value, as described under “—Valuation Dates” and “—Acceleration of the PLUS upon Discontinuance with No Successor Index or upon Material Change in Formula or Material Change in Content.”

If the Index Publisher makes a correction to the value for the Index for any Valuation Date and publishes the revised value for that Valuation Date on or prior to the Final Valuation Date, the Index Value for such Valuation Date, for the purpose of calculating the Payment at Maturity, will be equal to such revised value.  If the Index Publisher revises the Index Value for any Valuation Date and publishes such revised value after the Final Valuation Date, the Payment at Maturity will not be adjusted to account for such revision.

Initial Index Value	234.16, which is the Index Value on the Pricing Date.

If the Initial Index Value as finally determined by the Index Publisher differs from any Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Average Index Value	The arithmetic average of the Index Value for each Valuation Date.

Valuation Dates	December 27, 2010, December 28, 2010, December 29, 2010, December 30, 2010 and December 31, 2010.

If the Index Publisher fails to publish a value for, or an Index Disruption Event occurs on, any scheduled Valuation Date and there is no Successor Index, but the Index Publisher publishes Index Values for at least two of the scheduled Valuation Dates either on such scheduled Valuation Dates or during the period from the first Valuation Date and ending at 5:30 p.m., New York time, on the tenth Index Business Day after December 31, 2010 (the “Cure Period”), the Final Average Index Value will be equal to the arithmetic average of such published Index Values.   In the event that Index Values are not available, due to an Index Disruption Event or non-publication, for at least two scheduled Valuation Dates by the end of the Cure Period, then the Calculation Agent will determine the Final Average Index Value on the final day of the Cure Period by requesting the principal office of each of three leading dealers in the relevant market, selected by the Calculation Agent, to provide a good faith estimate of the Index Values that would have prevailed on each scheduled Valuation Date if the Index Values had been published and no Index Disruption Event had occurred and the Calculation Agent will calculate the Index Value for such scheduled Valuation Date as the arithmetic mean of such values.   Values obtained from Morgan Stanley or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such value is the highest of the values obtained.  If fewer than three dealers provide values as requested, the Index Value for each Valuation Date will be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information it deems relevant.

Final Valuation Date	December 31, 2010 or such later date on which the final Index Value is determined during the Cure Period as set forth under “—Valuation Dates” above.

Index Business Day	Index Business Day means a day on which the value of the Index is scheduled to be published by the Index Publisher.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Index Disruption Event
Index Disruption Event means, with respect to the Index, either a Material Change in Formula or a Material Change in Content, in each case as determined in the sole discretion of the Calculation Agent followed by a determination by the Calculation Agent, in its sole discretion, that no Successor Index is available.

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Index.

Discontinuance of the Index with Successor Index; Minor Alteration of Method of Calculation
If the Index Publisher discontinues publication of the Index or the method of calculating the Index, or the value thereof, is changed or modified in any way that constitutes, in the opinion of the Calculation Agent, a Material Change in Formula or a Material Change in Content, and Radar Logic or another entity (including Morgan Stanley Capital Services Inc. (“MSCS”) or Morgan Stanley & Co. Incorporated (“MS & Co.”)) publishes a successor or substitute index that MSCS, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on any Index Business Day that the Index Value is to be determined, with any adjustments as the Calculation Agent may deem necessary to make the value of the Successor Index comparable to the value of the Index.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the PLUS, within three Business Days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the PLUS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the method of calculating the Index or a Successor Index is modified by such index’s publisher so that the value of such index is a fraction of what it would have been if it had not been modified, and the Calculation Agent, in its sole discretion, determines that such modification is not a Material Change in Formula, then the Calculation Agent will adjust such index in order to arrive at a value of such Index or Successor Index as if it had not been modified.

Acceleration of the PLUS upon Discontinuance with No Successor Index or upon Material Change in Formula or Material
Change in Content
If at any time prior to the first scheduled Valuation Date, (i) the Index Publisher permanently discontinues publication of the Index, as determined by the Calculation Agent in its sole discretion, and the Index is not replaced by a Successor Index as described above, or (ii) the method of calculating the Index or any Successor Index, or the value thereof, is changed or modified in any way that constitutes, in the opinion of the Calculation Agent, a Material Change in Formula or a Material Change in Content, and the Calculation Agent determines that no other person or entity (including MSCS or MS & Co.) is making such adjustments as may be necessary in order to arrive at a value for the Index or the

Successor Index comparable to the value of the Index or the Successor Index as if such changes or modifications had not been made, and publishing such index values, the PLUS will be deemed accelerated to the third Business Day immediately following the date on which the Index was determined to be discontinued or materially altered (the “Acceleration Date”) and the payment to you on the Acceleration Date will be determined by the Calculation Agent in its sole discretion based on the fair market value of the PLUS on the day the Index is discontinued or deemed to be discontinued, as applicable, less the reasonable costs incurred by us or any of our affiliates in unwinding any related hedging arrangements.

If the maturity of the PLUS is accelerated under this section, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of such acceleration and of the aggregate cash amount due with respect to the PLUS as promptly as possible and in no event later than two Business Days after the Acceleration Date.

Events of Default
Events of default under the PLUS will include, among other things, default in payment of the Redemption Amount and events of bankruptcy, insolvency or reorganization with respect to us.  Upon acceleration of the PLUS following the occurrence of an event of default, holders will be entitled to receive their Redemption Amount determined by the Calculation Agent in its sole discretion based on the fair market value of the PLUS on the date of acceleration, less the reasonable costs incurred by us or any of our affiliates in unwinding any related hedging arrangements.  For a description of all the events that constitute events of default under the PLUS, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.

If the maturity of the PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the aggregate cash amount due with respect to the PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	Radar Logic Incorporated (“Radar Logic”) or the publisher of a Successor Index, as applicable.

The Radar Logic Residential
Property IndexSM (Composite 25)
We have derived all information contained in this pricing supplement regarding the Index, including, without limitation, its data sources and computation methodology, from publicly available information. Such information reflects the policies of, and is subject to change by Radar Logic.  The Index was developed, and is calculated, maintained and published by Radar Logic.  We make no representation or warranty as to the accuracy or completeness of such information.

The Radar Logic Residential Property IndexSM (Composite 25), as averaged over rolling 28-day periods (the “Index”), was designed in 2006 by Radar Logic to reflect the median price per-square-foot of residential properties in twenty-five metropolitan areas.

MSA weighting

The metropolitan areas reflected in the Index are defined to be coterminous with the relevant Metropolitan Statistical Areas (“MSAs”) used by the U.S. Office of Management and Budget, except that the Index includes Fairfield County, Connecticut in the New York, New York MSA. The weighting of each MSA in the Index is equal to the aggregate value of residential properties in that MSA divided by the aggregate value of residential properties in the twenty five MSAs combined.  The aggregate value of residential real estate in an MSA is estimated as the product of (i) the number of housing units in that MSA, as published by the Census Bureau for the previous year, times (ii) the median square footage in that MSA, as estimated by the Index Publisher from tax roll data, times (iii) the price per square foot for residential properties in that MSA, calculated by Radar Logic, as the arithmetic average price per-square-foot over a 28-day period.

The MSA weightings as of September 12, 2007 were:
Metropolitan Statistical Area	Weighting
New York	23.10%
Los Angeles	16.06%
San Francisco	6.97%
Chicago	5.70%
Washington D.C.	5.09%
Miami	4.63%
Boston	4.50%
Philadelphia	4.07%
San Diego	3.67%
Seattle	3.24%
San Jose	2.89%
Phoenix	2.70%
Atlanta	2.36%
Sacramento	1.94%
Minneapolis	1.91%
Detroit	1.89%
Tampa	1.62%
Denver	1.47%
Las Vegas	1.40%
St. Louis	1.20%
Cleveland	0.86%
Columbus	0.72%
Jacksonville	0.71%
Milwaukee	0.66%
Charlotte	0.64%

Data sources

The Index Publisher purchases the data it uses to compute the Index from municipal offices, including recorders’ offices, assessors’ offices and building departments.  Radar Logic may use additional sources of information in the future.  The published Index level on any day reflects all of the eligible sales of single-family and multi-family houses, condominiums and cooperatives that closed (or, in some cases, were recorded) in the 28-day period ending 63 days prior to the publication date.  Sales where the property type, price, date or square footage cannot be determined are excluded, along with transactions that appear from the deed to be construction loans or not at arms’ length (for example, transactions between family members).  The Index Publisher uses the square footage number designated as “living area square footage” on the deed when it is available as the denominator in the price per square feet calculation, otherwise it uses, in order of preference, “universal building square feet,” “building square feet,” or “adjusted gross square feet.”  In retroactively calculating historical Index levels, the Index Publisher used the most recent square footage data available, which may have been different than the square footage of the house or condominium when the sale took place.

For each MSA, the Index Publisher uses either the sales date denoted on the deed or the recording date of the deed to determine which period the sale relates to, depending on the percentage of deeds in that MSA that indicate the sales date.  For MSAs where the sales date is used, transactions for which the deed does not include a sales date are excluded.  If the relevant date for a sale is on a weekend or a federal holiday, the Index Publisher accounts for such sale on the immediately following day that is not on a weekend or federal holiday.  The Index Publisher does not make adjustments for local holidays or other days with low transaction volume.  The Index Publisher may revise its transaction filtering methodology at any time.

Computation methodology

The Index attempts to mitigate the effect of house size on prices by measuring prices on a per-square-foot basis.  Many other factors, however, go into determining the price at which a house can be sold, such as the quality of its construction, its location and its amenities.  Therefore, the house sales for any metropolitan area tend to occur at a wide variety of prices per-square-foot (“PPSF”), and such differences in PPSF tend to depend on the MSA’s socioeconomic makeup.

If the houses sold in a particular period are disproportionately upscale or downscale relative to other houses in the MSA, taking the median price for the relevant period would suggest that house prices had gone up or down for that MSA, which may not be true.  For example, if all recorded sales in the relevant 28-day period were sales of upscale houses, an unadjusted index would show a potentially large increase in PPSF over prior periods in which less upscale houses were sold, as upscale houses typically achieve higher PPSFs relative to less upscale houses.  This increase in PPSF would occur even if those upscale houses sold at prices well below similar upscale houses in the recent past.  Accordingly, an unadjusted index would show an increase in the housing market for that MSA even though the housing market was actually declining.  The Index methodology attempts to correct for possible distortion by projecting what the distribution of PPSFs for the relevant period would have been, if the houses sold in the relevant period had been more broadly representative of the entire housing market in the MSA.

To measure more broadly the entire housing market in a given MSA, the Index methodology analyzes the PPSFs from sales in that MSA over the year preceding the relevant period.  The Index methodology uses the distribution of PPSFs that prevailed over the past year to model the likely sale prices that houses in the market segments that are under-represented would have obtained in the relevant period.  For example, if most of the houses sold in the relevant period were located in a well-off neighborhood, and if these houses were sold for lower prices than the prices at which similar houses were sold in the past, the Index methodology adjusts the relevant period data to take into account the assumption that house prices in less well-off neighborhoods would likely also have declined.  These adjustments create a hypothetical statistical distribution of PPSFs that is more broadly representative of the entire housing market in the MSA than would have been achieved using only the actual distribution of PPSFs for the relevant period.

The Index Publisher uses this adjusted distribution of house sale data to produce a single PPSF for each MSA by calculating the median PPSF in the distribution, which is the point that falls between the bottom 50% of the PPSFs and the top 50% of PPSFs.  The Index Publisher weights the median PPSF for each MSA as described in “—MSA weighting” above to determine the Index level.

In this pricing supplement, unless the context requires otherwise, references to the Index will include any Successor Index and references to Radar Logic will include any successor to Radar Logic.

License Agreement among
Radar Logic and Morgan Stanley
Residential Property IndexSM is a service mark of Radar Logic and has been licensed for use for certain purposes by Morgan Stanley.  Radar Logic does not make any, and disclaims all, representations and warranties regarding the underlying third party data on which the Residential Property IndexSM is based.   Morgan Stanley’s products based on the Residential Property IndexSM are not sponsored, endorsed, sold or promoted by Radar Logic, and Radar Logic makes no representation regarding the advisability of investing in such products.

Historical Information	The following table sets forth the published high, low and end-of-quarter Index Values for each quarter in the period from August 6,

2007 through July 24, 2008.  The value of the Index on July 24, 2008 was 234.16.  Also set forth below are indicative values of the Index for each quarter in the period from January 1, 2003 through August 5, 2007.  Because Radar Logic began publication of the Index on August 6, 2007, the Index Values set forth below prior to August 6, 2007 are hypothetical values that have been retrospectively calculated using the same methodology as is currently employed.  The historical or indicative performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the levels of the Index on the Valuation Dates or that the Index will increase or that the Index will decline by less than 20% to 24% so that you will receive a positive return on your investment at maturity.

	High	Low	Period End
2003
First Quarter	174.6477	172.2704	174.2599
Second Quarter	181.4898	173.6138	181.4898
Third Quarter	192.2735	181.6821	191.9338
Fourth Quarter	194.9992	191.9896	194.5297
2004
First Quarter	196.3642	194.4561	196.3642
Second Quarter	211.7904	196.4209	211.7904
Third Quarter	224.4262	212.0648	224.4161
Fourth Quarter	225.1214	223.6827	224.9917
2005
First Quarter	231.3103	225.0700	231.3103
Second Quarter	248.2529	231.6101	248.2529
Third Quarter	262.7734	248.2714	262.7734
Fourth Quarter	263.9906	262.6452	262.6452
2006
First Quarter	264.0277	258.8192	262.3970
Second Quarter	272.1132	262.3560	272.1132
Third Quarter	276.2922	272.2150	275.4407
Fourth Quarter	275.3894	267.5139	268.3400
2007
First Quarter	268.5130	264.5496	266.4685
Second Quarter	275.2263	266.0807	274.7431
Third Quarter	278.3219	273.1553	273.1553
Fourth Quarter	272.8833	259.2200	259.2200
2008
First Quarter	258.8600	242.7600	243.4100
Second Quarter	242.8400	234.3500	234.9600
Third Quarter (through July 24, 2008)	234.5200	233.6600	234.1600
Source: Bloomberg Financial Markets

The following graph illustrates the trends of the indicative and historical values of the Index from January 1, 2003 to July 24, 2008.  For all periods prior to August 5, 2007, the value of the Index has been retrospectively calculated using the same methodology as is currently employed.  The historical or indicative performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the levels of the Index on the Valuation Dates or that the Index will increase or will decline by less than 22.5% so that you will receive a positive return on your investment at maturity.

Index Values
January 1, 2003 to July 24, 2008

Book Entry Note or
Certificated Note
Book Entry.  The PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the PLUS.  Your beneficial interest in the PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the PLUS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” in the accompanying prospectus.

Senior or Subordinated Security	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	MS & Co.

Calculation Agent	MSCS and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Redemption Amount will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent may be adverse to your interests as an investor in the PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Average Index Value and the Redemption Amount, the selection of any Successor Index or the determination that the PLUS will be accelerated.  Please see “—Discontinuance of the Index with Successor Index; Minor Alteration of Method of Calculation” and “—Acceleration of the PLUS upon Discontinuance with No Successor Index or upon Material Change in Formula or Material Change in Content.”  MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.  See also “Risk Factors—The economic interests of the calculation agent are potentially adverse to your interests.”

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the PLUS will be used primarily in connection with hedging our obligations under the PLUS by one or more of our affiliates.  The Issue Price of the PLUS includes the Agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the PLUS and the costs of hedging our obligations under the PLUS.  The costs of hedging include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

MS & Co. and other affiliates of ours will carry out hedging activities related to the PLUS (and possibly to other instruments linked to the Index), including by taking positions in forward contracts and/or other financial instruments related to the Index.  MS & Co. and other affiliates of ours trade forward contracts and other financial instruments related to the Index on a regular basis as part of their general broker-dealer and other businesses.

ERISA
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides a limited exception for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider exemption”).

Because we may be considered a party in interest with respect to many Plans, the PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the aggregate principal amount of PLUS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of $20 per PLUS to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG provided that concessions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the PLUS distributed by such dealers.  After the initial offering of the PLUS, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the PLUS against payment therefor in New York, New York on July 31, 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade PLUS more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS.  Specifically, the Agent may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS for its own account.  The Agent must close out any naked short position by purchasing the PLUS in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, PLUS in the open market to stabilize the price of the PLUS.  Any of these activities may raise or maintain the market price of the PLUS above independent market levels or prevent or retard a decline in the market price of the PLUS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of PLUS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the PLUS. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the PLUS.  This discussion applies only to initial investors in the PLUS who:

• purchase the PLUS at their “issue price”; and

• will hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• insurance companies;
• dealers in securities, commodities, or foreign currencies;
• investors holding the PLUS as part of a hedging transaction, “straddle,” conversion transaction, integrated transaction or a constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the PLUS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Pursuant to the terms of each PLUS, you have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to treat each PLUS as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

No statutory, judicial or administrative authority directly addresses the characterization or treatment of the PLUS or instruments that are similar to the PLUS for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the “IRS”) with respect to their proper characterization and treatment.  Significant aspects of the U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Our counsel has not rendered an opinion as to the proper characterization and treatment of the PLUS for U.S. federal income tax purposes, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS (including alternative characterizations of the PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of each PLUS as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the PLUS

Assuming the characterization and treatment of the PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the amount paid by the U.S. Holder to acquire the PLUS.

Sale, Exchange or Settlement of the PLUS.  Upon a sale or exchange of the PLUS, or upon settlement of the PLUS at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the PLUS sold, exchanged or settled.  Any gain or loss should be long-term capital gain or loss if the holding period of the PLUS is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper characterization or treatment of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).  If the IRS were successful in asserting that the Contingent Debt Regulations apply to the PLUS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (“OID”) on the PLUS every year at a

“comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the PLUS, alternative federal income tax characterizations of the PLUS are possible, which if applied could also affect the timing and character of the income or loss with respect to the PLUS.  For instance, it is possible that the IRS could treat all or a portion of the Base Redemption Amount received at maturity as an item of ordinary income separate from the amount of any gain or loss recognized upon settlement of the PLUS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the PLUS and the proceeds from a sale or other disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include non-U.S. investors for whom income or gain in respect of the PLUS is effectively connected with the conduct of a trade or business in the United States.  Furthermore, it does not include nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens, or any individual present in the United States for 183 days or more in the taxable year of disposition of a PLUS.  Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of the ownership of a PLUS.

Tax Treatment upon Sale, Exchange or Settlement of the PLUS

In general.  Assuming the characterization and treatment of the PLUS as set forth above is respected, and subject to the discussion under “Alternative Characterizations of the PLUS,” a Non-U.S. Holder of the PLUS should not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If the PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS should not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•  the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding the PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.  However, the IRS might assert that the PLUS should be treated as a “United States real property interest” under Section 897 of the Code if the PLUS were recharacterized as a debt instrument.  If the PLUS were so treated, certain adverse U.S.

federal income tax consequences might apply to a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of the PLUS.  Non-U.S. Holders should note that we currently do not intend to withhold on any payments made with respect to the PLUS to Non-U.S. Holders (provided that such non-U.S. Holders comply with the applicable certification procedures and otherwise qualify for exemption from withholding, as set forth above).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the PLUS, and we will not be required to pay any additional amounts with respect to amounts withheld.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the PLUS, possibly with retroactive effect.  Non-U.S. Holders should note that we currently do not intend to withhold on any payments made with respect to the PLUS to Non-U.S. Holders (subject to compliance by such holders with certification necessary to establish an exemption from backup withholding).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the PLUS to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld.  If you are a Non-U.S. Holder, you should consult your tax adviser regarding the U.S. federal withholding and income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the PLUS” will satisfy the certification requirements necessary to avoid the backup withholding.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.